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                                                                  CORRESPONDENCE

ANDERSON KILL & OLICK, P.C.
--------------------------------------------------------------------------------
                                                Attorneys and Counsellors at Law

1251 Avenue of the Americas |X| New York, NY 10020
Telephone: 212-278-1000 |X| Fax: 212-278-1733
www.andersonkill.com
                                                         Martin R. Bring, Esq.
                                                                (212) 278-1736
                                                       mbring@andersonkill.com




                                                              October 11, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549




                  RE:      GRISTEDE'S FOODS, INC.
                           SCHEDULE 13E-3 FILED ON SEPTEMBER 10, 2004
                           FILE NO. 5-30124

Gentlemen:

                  Reference is made to the comment letter dated October 1, 2004 (the "Comment Letter") to the undersigned, setting forth the Staff's comments regarding the Schedule 13E-3, filed with respect to Gristede's Foods, Inc. (the "Company").

                  We are hereby submitting one copy of Amendment No. 1 to
Schedule 13E-3 ("Amendment No. 1"), including all exhibits thereto not previously filed.

                  This letter sets forth the Company's responses to the Staff's comments contained in the Comment Letter. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in Amendment No. 1. The numbered paragraphs in this letter set forth below correspond to the numbered paragraphs in the Comment Letter.

                  Separately, we are sending a courtesy copy of Amendment No. 1, this letter and the supplemental materials described herein to Nicholas P. Panos, Special Counsel, Office of Mergers and Acquisitions, by overnight courier.

                  1. Disclosure has been made to insert the premium to be paid to stockholders in terms of a percentage under "Primary Benefits to and Impacts on the Unaffiliated Stockholders" on page 3 and elsewhere throughout the document.

                  2. Under "Selected Consolidated Financial Data of Gristede's", on page 5 in the table, additional disclosure has been made by adding line items for sales and gross profits under the heading "Statement of Operations" and line items under the




         New York |X| Chicago |X| Greenwich |X| Newark |X| Philadelphia
                              |X| Washington, D.C.



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Securities and Exchange Commission
October 11, 2004
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heading "Balance Sheet Data", covering assets and liabilities, broken down into current and non-current.

                  3. On page 6, under "The Parties", disclosure has been added identifying the equity interest of each of the parties and the individual who controls each of the entities.

                  4. On page 7, under "Background of the Merger", we have added the price of Common Stock on the last trading date prior to the announcement of the Offer.

                  5. On page 7, in the third paragraph under "Background of the Merger", a description has been added of the basis upon which the Board of Directors determined that the Offer appeared sincere and credible.

                  6. On page 7, in paragraphs 3-5, under "Background of the Merger", disclosure has been added to describe in more detail the deliberations of the Special Committee and the Board of Directors, including a listing of meetings that took place and the nature of the discussions at such meetings.

                  7. On page 8, under "Fairness of the Merger", in the first paragraph, disclosure has been added that the Special Committee adopted the analyses of Brooks, Houghton.

                  8. On page 7, in the first paragraph under "Fairness of the Merger", disclosure has been added that the Board of Directors believes that the transaction is procedurally fair to Unaffiliated Stockholders, as well as a discussion regarding the absence of a requirement that approval of a majority of the Unaffiliated Stockholders be obtained. We believe that the safeguard described in Item 1014(c).of Regulation M-A is fully complied with by the action of the Board of Directors in appointing the Special Committee and the action of the Special Committee in engaging Brooks, Houghton and obtaining its fairness opinion.

                  9. On page 8, in the first carryover paragraph under "Fairness of the Merger", the compensation being received by the Chairman of the Special Committee has been disclosed.

                  10. On page 8, under "Cost of Complying with Securities Regulations", the approximate amount of the Company's annual increased costs to comply with the Sarbanes Oxley Act of 2002 has been disclosed.

                  11. The Company did not consider its lack of ability to solicit other bids as a negative factor in that the consideration being offered is not the result of an auction process that may have been resulted in a higher price. See the disclosure under "Limited Ability to Introduce Proposals From Other Potential Buyers" on page 8.


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Securities and Exchange Commission
October 11, 2004
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                  12. On page 8, under "Market Price and Premium", additional disclosure has been made regarding the market price of the Common Stock for the past year having been higher at certain times than the Merger Consideration.

                  13. On page 9, in the last paragraph under "Fairness of the Merger", additional disclosure has been made to the effect that the transaction is deemed to be substantially and procedurally fair to the Unaffiliated Stockholders, as well as a reference to adopting the analyses of Brooks, Houghton. The reference in the Comment Letter to the "enumerated safeguard" has previously been disclosed in this paragraph.

                  14. Brooks, Houghton prepared presentation materials for the Special Committee and the Board of Directors entitled "Fairness Opinion Valuation Analysis", a copy of which is being delivered as supplement material to the Staff in the courtesy copy of Amendment No. 1 being forwarded by overnight courier to Mr. Panos. After discussion with Brooks, Houghton, we respectfully request that these written materials not be required to be included as an exhibit to this Schedule 13E-3, because these materials were intended solely for the members of the Special Committee and the Board of Directors with a lengthy and detailed discussion of value and options to successfully reach a determination of fairness. It was not prepared by Brooks, Houghton with a view toward general publication, which would have been replete in every instance with caveats and detailed resource citations. It contains stock charts and Excel spreadsheets and data in landscape that will not fit and cannot be easily formatted to fit or which are otherwise not readily suited to edgarizing.

                  With the newly added detailed tables on comparable public companies, comparable transactions and projected financials abstracted from this material and included within Amendment No. 1, we believe that appropriate disclosure for investors has been made.

                  15. On page 13, in the second paragraph under "Merger Consideration in relation to prices of comparable publicly traded stocks", additional disclosure has been made to explain why the selected company comparison does not detract from the results of this analysis.

                  16. As requested, the results in this section have been presented in tabular form on pages 13-14.

                  17. An additional table has been presented on page 15 to disclose information regarding the transactions used in comparing the Merger Consideration to comparable M&A transactions.

                  18. A table has been added on pages 16-17 under "Value of Gristede's implied by the net present value of future cash flows" to disclose the projections that


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Securities and Exchange Commission
October 11, 2004
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were supplied to Brooks, Houghton and highlights the adjustments that were made to the projections by Brooks, Houghton. A sentence has been added in the first paragraph of this section to discuss Mr. Catsimatidis' involvement in reviewing the projections and his conflict of interest.

                  19. On page 18, additional disclosure as to the ability of the Company to utilize the net operating loss carryforwards has been made in the third paragraph under "Benefits and Other Impacts of the Merger".

                  20. On page 18, under "Interest of Certain Persons in the Merger; Certain Relationships", additional disclosure has been made concerning the conflict of interest of Mr. Catsimatidis.

                  21. On page 19, under "Certain Effects of the Merger" in the second paragraph, the dollar amounts of interest in the net book value and net earnings of the Company have been added.

                  22. On page 31, under "Available Information", the reference to the Chicago regional office has been deleted.

                  In addition to the foregoing, we are providing a letter from the Company making the requested acknowledgements.

                  If you have any questions, please call the undersigned at
(212) 278-1736.

                                             Very truly yours,




                                             /s/ Martin R. Bring
                                             -------------------

MRB:mf